Exhibit 99.6

RESTRICTED SCAN LINE AREA

Please mark your votes as indicated in this example **X**

The Board of Directors advise to vote in favor of all resolutions, except for resolution 13.

Ordinary Resolutions	FOR	AGAINST	ABSTAIN
1.	☐	☐	☐
2.	☐	☐	☐
3.	☐	☐	☐
4.	☐	☐	☐
5.	☐	☐	☐
6.	☐	☐	☐
7.	☐	☐	☐
8.	☐	☐	☐
9.	☐	☐	☐
10.	☐	☐	☐

Extraordinary Resolutions	FOR	AGAINST	ABSTAIN
11.	☐	☐	☐
12.	☐	☐	☐
13.	☐	☐	☐
14.	☐	☐	☐

Mark Here for Address Change or Comments **SEE REVERSE** ☐

Signature____________________ **Signature**____________________ **Date** __________

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

▲ **FOLD AND DETACH HERE** ▲

Flamel Technologies S.A.

Ordinary Resolutions

1. Approval of Statutory Accounts for year ended December 31, 2008.
2. Allocation of results to retained earnings.
3. Renewal of Mr. Elie Vannier as Director.
4. Renewal of Mr. Frederic Lemoine as Director
5. Renewal of Mr. Lodewijk J.R. De Vink as Director.
6. Renewal of Mr. John L. Vogelstein as Director.
7. Renewal of Mr. Frank Fildes as Director.
8. Renewal of Mr. Stephen H. Willard as Director.
9. Determination of the annual amount of Directors' attendance fees.
10. Approval of agreements referred to in article L. 225-38 *et seq.* of the Commercial Code.

Extraordinary Resolutions

11. Authorization to be granted to the Board of Directors with a view to allocation of two hundred thousand (200,000) shares at no cost ("free shares") and taking note of the resulting capital increases.
12. Authorization to be granted to the Board of Directors for issue of a maximum number of two hundred fifty thousand (250,000) stock warrants (BSA) reserved for a category of persons consisting of the company's directors who are neither authorized agents nor employees of the company, but including the Chairman of the Board of Directors; authorization to be granted to the Board of Directors for carrying out the resulting capital increases.
13. Authorization to be granted to the Board of Directors for increasing the share capital by issues of shares reserved for the members of a company saving plan established in application of Articles L. 3332-18 et seq. of the Labour Code.
14. Powers for formalities.

WO 51855

Flamel Technologies S.A. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 p.m. on June 16, 2009) The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Ordinary Shares or other deposited securities represented by such American Depositary Shares registered in the name of the undersigned on the books of the Depositary as of the close of business on May 15, 2009 at the Combined Shareholders Meeting of Flamel Technologies S.A. to be held on June 24, 2009 in respect of the resolutions specified on the reverse. NOTE: Please direct the Depositary how it is to vote by placing an X in the appropriate box beside each resolution. (Continued and to be marked, dated and signed, on the other side) Address Change/Comments 1 STsT SERV’CES (Mark the corresponding box on the reverse side) s HACKENSACK NJ Q7606-9249 A FOLD AND DETACH HERE A If no instructions are received by the Depositary from any Owner with respect to any of the Deposited Securities represented by the American Depositary Shares evidenced by such Owner’s Receipts on or before the date established by the Depositary for such purpose, the Depositary shall deem such Owner to have instructed the Depositary to vote such Deposited Securities and the Depositary shall vote such Deposited Securities in favor of any resolution proposed by the management of the Issuer and against any resolution not proposed by such management, except in case where (i) the Issuer does not wish such vote cast, (ii) substantial opposition exists or (iii) such matter materially and adversely affects the rights of holders of Shares or American Depositary Shares. NOTE:As registered owners of American Depositary Shares are not registered as holders of Shares on the registry maintained by or on behalf of Flamel Technologies, S.A., in accordance with French company law and the statute of the Flamel Technologies S.A., registered owners of American Depositary Shares have no standing to (i) appear and vote at any meeting of holders of Shares, or (ii) propose any resolution at any shareholders’ meeting. If a holder of American Depositary Shares wishes to appear and vote at any meeting of the holders of Shares, or to propose any resolution at such meeting, such holder must surrender its receipts and withdraw the corresponding Deposited Securities pursuant to Section 2.5 of the Deposit Agreement and become registered on the registry maintained by or on behalf of Flamel Technologies S.A. at least (i) one (1) Paris Business Day prior to the date of the relevant shareholders’ meeting to appear and vote at such meeting, or (ii) twenty-five (25) calendar days prior to the date of the relevant shareholders’ meeting to propose any such resolution. WO 51855